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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 28666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hunter Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Harding Drive
(No. and Street)

South Orange (City) NJ (State) 07079 (Zip Code)

SEC Mail Processing Section
APR 01 2008
Washington, DC
102

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen A. Steglitz 973-761-6900
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Steglitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Securities Corp., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 31st day of March 2008

Signature

President

Title

Notary Public JACLYNN A. FENSTER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 14, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hunter Securities Corp.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2007

HUNTER SECURITIES CORP.

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 883-542-6461 • fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
Hunter Securities Corp.

We have audited the accompanying statement of financial condition of Hunter Securities Corp. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Securities Corp. as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1 to the financial statements, in October 2007, management of the Company resolved to discontinue its broker-dealer operations, liquidate its remaining assets and sell the shell company during 2008.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
March 25, 2008

HUNTER SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 24,939
Deposit with clearing organization	50,000
Securities owned, at market value	328,559
Due from stockholder	75,555
Other assets	15,805
Total	$ 494,858

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to clearing organization	$ 125,532
Accounts payable and accrued expenses	17,883
Payroll and payroll taxes payable	27,410
Total liabilities	170,825
Commitments and contingencies	
Stockholders' equity:	
Common stock, $.10 par value; 2,500 shares authorized; 300 shares issued	30
Additional paid-in capital	344,292
Retained earnings	33,369
Less treasury stock, 100 shares of common stock, at cost	(53,658)
Total stockholders' equity	324,033
Total	$ 494,858

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues:	
Gain on principal transactions	$ 481,767
Interest income	91,144
Other income	37,787
Total	610,698
Expenses:	
Compensation and benefits	321,710
Clearing and floor brokerage	93,318
Regulatory fees and expenses	5,225
Communications	51,191
Occupancy	26,131
Interest expense	57,730
General and administrative	83,772
Total	639,077
Net loss	$ (28,379)

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in	Retained	Treasury Stock		
	Shares	Amount	Capital	Earnings	Shares	Amount	Total
Balance, January 1, 2007	300	$ 30	$344,292	$61,748	100	$(53,658)	$352,412
Net loss				(28,379)			(28,379)
Balance, December 31, 2007	300	$ 30	$344,292	$33,369	100	$(53,658)	$324,033

See Notes to Financial Statements.

HUNTER SECURITIES CORP.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net loss	$ (28,379)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,571
Unrealized gain on investment securities	(47,056)
Changes in operating assets and liabilities:	
Securities owned	584,921
Other assets	21,072
Payable to clearing organization	(291,427)
Accounts payable and accrued expenses	(6,794)
Payroll and payroll taxes payable	(213,654)
Net cash provided by operating activities	25,254
Investing activities:	
Investing activities - purchases of furniture and equipment	(2,250)
Advances to stockholder	(35,555)
Net cash used in investing activities	(37,805)
Financing activities - repayments of note payable - stockholder	(2,395)
Net decrease in cash	(14,946)
Cash, beginning of year	39,885
Cash, end of year	$ 24,939
Supplemental disclosure of cash flow data:	
Interest paid	$ 57,730
Income taxes paid	$ 2,080

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

Hunter Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), successor organization to the National Association of Securities Dealers, Inc.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

In October 2007, management resolved to discontinue its broker-dealer operations. All customer accounts were transferred for no consideration to another broker-dealer and all employees of the Company became employees of the other broker-dealer. In addition, management plans to liquidate its remaining assets during 2008 and sell the shell company to a prospective broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions, commission income and related commission expenses are recorded on a trade-date basis.

The Company's positions in securities owned are concentrated in state and municipal obligations. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in results of operations.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided using straight-line and accelerated methods.

Income taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under provisions of the Internal Revenue Code. In general, corporate income or loss of an "S" Corporation is allocated to the stockholders for inclusion in their personal Federal income tax returns. Accordingly, there is no provision for Federal income tax in the accompanying financial statements.

The Company has also elected to be treated as an "S" Corporation for New Jersey state income tax purposes.

Note 2 - Securities owned:

Securities owned (other than money market account shares) represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. At December 31, 2007, securities owned includes marketable securities, at market value, consisting of state and municipal bonds, with a market value of approximately $329,000.

Note 3 - Furniture and equipment:

The carrying value of furniture and equipment has been included in other assets as of December 31, 2007 and consists of the following:

	Estimated Useful Life	Amount
Furniture and fixtures	5-7 years	$ 38,036
Equipment and software	3-5 years	142,768
Vehicles	5 years	36,822
		217,626
Less accumulated depreciation		(210,737)
Total		$ 6,889

Note 4 - Payable to clearing organization:

The payable to clearing organization is primarily comprised of margin obligations, which are collateralized by securities owned by the Company.

Note 5 – Line of credit:

The Company has a $50,000 line of credit (the "Line") with a financial institution, which bears interest at a rate of 8% and matures on April 11, 2009. At December 31, 2007, no balance was outstanding against the Line.

Note 6 - Related party transactions:

During 2007, the Company repaid its note payable - stockholder in the amount of $2,395.

The Company has advanced $75,555 to a stockholder. The advance is noninterest bearing and is due on demand.

Note 7 - Savings plan:

The Company maintains a profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code under which all employees meeting eligibility requirements qualify for membership. The Company may make voluntary contributions at the discretion of the Board of Directors. There were no contributions made to the plan for the year ended December 31, 2007.

Note 8 - Commitments and contingencies:

Operating leases:

The Company leases its office space under an operating lease that expires in August 2009. The office lease requires the Company to pay real estate taxes and maintenance costs. The Company assigned its lease to a third party in November 2007.

Rent expense under noncancelable operating leases was $26,131 in 2007.

Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9 - Financial instruments with off-balance-sheet risk and concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits with banks and brokers and receivables from other brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining banking and brokerage relationships with major financial institutions and monitoring their credit ratings.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

Note 10 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $183,389, which was $83,389 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was 0.25 to 1.

HUNTER SECURITIES CORP.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

Net capital:	
Total stockholders' equity	$ 324,033
Deduct nonallowable assets:	
Due from stockholder	75,555
Other assets	15,805
Total deductions	91,360
Net capital before haircuts on securities positions	232,673
Haircuts on securities positions - municipal obligations and money market funds	49,284
Net capital	$ 183,389
Aggregate indebtedness:	
Total liabilities	$ 170,825
Less payable to clearing organization	125,532
Aggregate indebtedness	$ 45,293
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)	$ 100,000
Excess of net capital	$ 83,389
Excess of net capital at 1,000%	$ 178,860
Ratio of aggregate indebtedness to net capital	0.25 to 1

HUNTER SECURITIES CORP.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded) DECEMBER 31, 2007

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2007:		
Net capital as reported in the Company's Part IIA (Unaudited) Focus report		$ 176,256
Increase in net capital resulting from changes in:		
Haircuts on securities positions	$ 2,443	
Audit adjustments, net:		
Statement of financial condition reclassifications	(630)	
Statement of operations changes	5,320	7,133
Net capital per above		$ 183,389
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 27,410
Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and accrued expenses and statement of financial condition reclassifications		17,883
Aggregate indebtedness per above		$ 45,293

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 883-542-6461 • fax 888-542-3291

Report of Independent Public Accountants on Internal Control

To the Board of Directors
Hunter Securities Corp.

In planning and performing our audit of the financial statements of Hunter Securities Corp. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
March 25, 2008

END